Exhibit 99.1
Luxfer Declares Quarterly Dividend
MANCHESTER, England--(BUSINESS WIRE)--Luxfer Holdings PLC (NYSE:LXFR), a global materials technology company (the “Company”), today announced that its Board of Directors declared an interim dividend of 12.5 cents per ordinary share.
The dividend will be payable on August 1, 2018, to shareholders of record at close of business on July 13, 2018.
Payment of dividends: All holders of NYSE-listed ordinary shares will be paid in U.S. dollars through the Company’s dividend disbursing agent.
For holders of ordinary shares not directly listed on the NYSE, the dividend will be paid directly by the Company. Payment will be made in U.S. dollars, but holders of ordinary shares can elect to receive their dividend payment in respect of those ordinary shares in pounds sterling. If a holder of ordinary shares has previously requested and received a dividend payment in pounds sterling, they will receive this dividend payable on August 1, 2018, in pounds sterling unless an election in writing to change the currency of payment is received by the Company Secretary by July 12, 2018. Holders of ordinary shares electing to receive their dividend in pounds sterling will have the U.S. dollar amount converted to pounds sterling at the spot rate reported in the Financial Times for the record date.
About Luxfer Group
Luxfer Holdings is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for transportation, defense and emergency response, healthcare, and general industrial. Luxfer Holdings customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Holdings is listed on the New York Stock Exchange, and its Ordinary Shares trade under the ticker LXFR.

Contacts
Luxfer Holdings, PLC
Douglas A. Fox
Director, Investor Relations
+1 951-341-2375
Investor.relations@luxfer.com